NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the American Depositary Shares ("ADSs"), each representing two Preferred Shares of Gol Linhas Aereas Inteligentes S.A. (the "Company") from listing and registration on the Exchange at the opening of business on February 09, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D after the Company's January 25, 2024 disclosure on Form 6-K filed with the Securities and Exchange Commission that the Company and its subsidiaries have voluntarily filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York. In reaching its delisting determination, NYSE Regulation noted the uncertainty as to the ultimate effect of this process on the value of the Company's ADSs. On January 26, 2024, the Exchange determined that the Company's ADSs should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the NYSE. The Company was notified on January 26, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the ADSs, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company informed the Exchange that it would not excercise that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.